UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )

Midas Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

595626102
(CUSIP Number)

August 3, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	595626102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Silverstone Capital LLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

905,005

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

905,005

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

905,005

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	595626102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Silverstone Capital Management Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

905,005

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

905,005

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

905,005

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No	595626102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Saul Rubin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

905,005

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

905,005

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

905,005

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No	595626102

Item 1.	(a).	Name of Issuer:

Midas Inc.

(b).	Address of Issuer's Principal Executive Offices:
1300 Arlington Heights Road
Itasca, Illinois 60143

Item 2.	(a).	Name of Person Filing:
Silverstone Capital LLP
Silverstone Capital Management Ltd. Saul Rubin

(b).	Address of Principal Business Office, or if None, Residence:

Silverstone Capital LLP
33 Catherine Place
1st Floor
London SW1E 6DY
United Kingdom

Silverstone Capital Management Ltd.
c/o Ogier Fiduciary Services (Cayman) Limited
Queensgate House, South Church Street
P.O. Box 1234
Grand Cayman KY1-1108
Cayman Islands

Saul Rubin
33 Catherine Place
1st Floor
London SW1E 6DY
United Kingdom

(c).	Citizenship:
Silverstone Capital LLP- United Kingdom
Silverstone Capital Management Ltd.– Cayman Islands Saul Rubin- United Kingdom

(d).	Title of Class of Securities:
Common Stock, $.001 par value per share

(e).	CUSIP Number:
595626102

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
Silverstone Capital LLP - 905,005
Silverstone Capital Management Ltd.- 905,005 Saul Rubin - 905,005

(b)	Percent of class:
Silverstone Capital LLP – 6.5% Silverstone Capital Management Ltd.– 6.5%
Saul Rubin – 6.5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
Silverstone Capital LLP - 0 Silverstone Capital Management Ltd.- 0 Saul Rubin - 0
(ii)	Shared power to vote or to direct the vote
Silverstone Capital LLP - 905,005 Silverstone Capital Management Ltd.- 905,005 Saul Rubin - 905,005
(iii)	Sole power to dispose or to direct the disposition of
Silverstone Capital LLP - 0 Silverstone Capital Management Ltd.- 0 Saul Rubin - 0
(iv)	Shared power to dispose or to direct the disposition of
Silverstone Capital LLP - 905,005 Silverstone Capital Management Ltd.- 905,005 Saul Rubin - 905,005

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 3, 2009	Silverstone Capital LLP

By: /s/ Saul Rubin
Name: Saul Rubin
Title: Partner

Silverstone Capital Management Ltd.

By: /s/ Saul Rubin
Name: Saul Rubin
Title: Director

/s/ Saul Rubin
Name: Saul Rubin

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G dated August 3, 2009 relating to the Common Stock, $0.001 par value per share, of Midas Inc. shall be filed on behalf of the undersigned.

Dated August 3, 2009	Silverstone Capital LLP

By: /s/ Saul Rubin
Name: Saul Rubin
Title: Partner

Silverstone Capital Management Ltd.

By: /s/ Saul Rubin
Name: Saul Rubin
Title: Director

/s/ Saul Rubin
Name: Saul Rubin

SK 25890 0001 1017926